SYNOVUS® | Synovus Securities, Inc.
Member FINRA/SIPC

Synovus Securities, Inc. 2022 Exemption Report

Synovus Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5,"Reportsto be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 by operating pursuant SEC Rule 15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC (NFS). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2022, except as described in the *Exception Listings* section below.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) except as described in the *Exception Listings* section below.

Exception Listings

From the period of January 1, 2022 through December 31, 2022, a total of 101 checks were forwarded to the clearing firm the day following receipt of the check from a customer but were not forwarded to the clearing firm by noon, and a total of 36 checks were forwarded directly to the issuer for subscription-way transactions (Carrier).

A total of 19 out of 137 checks received at branch locations were not forwarded to the home office the same day received at the branch or the home office did not forward the same day received. Following are the details of these instances:

a) Three (3) items were received from client at the Montgomery branch location on February 1, 2022, in the amounts of $148,398.61, $1,340.78, and $1,050.00 and were placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item(s) were received in the home office on February 3, 2022 and sent via overnight courier to National Financial on that same day.

b) Three (3) items were received from client at the Birmingham branch location on February 3, 2022, in the amounts of $500.00, $6,000.00, and $50,000.00 and were placed in the Fed Ex drop box. Fed ex was delayed. This delayed overnight delivery to the home office location, and the item(s) were received in the home office on February 7, 2022 and sent via overnight courier to National Financial on that same day.

c) A check for $1,300.00 was received from client at the Alpharetta branch location on February 7, 2022 and was placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received in the home office on February 9, 2022 and sent via overnight courier to National Financial on that same day.

d) A check for $20,942.15 was received from client at the Athens branch location on February 16, 2022 and placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received in the home office location on February 18, 2022 and sent via overnights courier to National Financial on that same day.

e) Four (4) items were received from client at the Birmingham branch location on March 1, 2022 in the amounts of $1,066.15, $3,213.70, $83.82, and $2,410.74 and were placed in the Fed Ex drop box after the last Fed Ex

pickup. This delayed overnight delivery to the home office location, and the items were received in the home office on March 3, 2022 and sent via overnight courier to National Financial on that same day.

f) A check in the amount of $351.32 was received from client at the Coral Gables branch location on March 4,2022 and placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the items were received in the home office on March 8, 2022 and sent via overnight courier to National Financial on that same day.

g) A check in the amount of $29,656.87 was received from client at the Boyscout branch on September 20, 2022 and was placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received I the home office on September 22, 2022 and sent via overnight courier to National Financial on that same day.

h) A check in the amount of $50,000.00 was received from client at the SR 70 branch on October 7, 2022. The item was held in a secure location and sent via overnight courier to the Columbus home office on October 11, 2022 who received on October 12, 2022 and sent via overnight courier to National Financial on that same day.

i) A check in the amount of $50,000 was received from client at the Greenville branch location on January 4, 2022 and held in a secure location pending Principal review. Principal approved on January 12, 2022 and branch sent via overnight courier to the Lincoln on that same day.

j) Three (3) items were received from client at the Nashville branch location on January 11, 2022 in the amounts of $500.00 each and sent via overnight courier to the Columbus home office location on that same day. The items were received after Fed Ex pick up and items were held in a secure location overnight. On January 13, 2022 the items were sent via overnight courier to American Funds.

From the period of January 1, 2022, to December 31, 2022, the firm received 168 deliveries of securities certificates from clients at the branch locations and transmitted via overnight courier by the branch the same day it received the securities, subsequently were received at the Company's home office the next day, and promptly recorded by home office personnel to the respective client account. That same day, home office personnel sent the physical certificates via overnight courier to National Financial Services LLC (NFS) for final processing but were not transmitted to NFS by noon.

There were 64 out of 168 certificates where there was a delay in recording and/or forwarding the securities received on the same day. Those details are as follows:

a) On February 10, 2022, certificates were received from client at the Athens branch location after the Fed Ex cut-off. The certificates were held in a secure location overnight and the certificates were sent February 11, 2022 via overnight courier to the Columbus home office branch. Fed Ex was delayed and the home office branch received the certificates on February 15, 2022 and sent via overnight courier to National Financial on that same day.

b) On February 10, 2022, certificates were received from client at the Athens branch location after the Fed Ex cut-off. The certificates were held in a secure location overnight and the certificates were sent February 11, 2022 via overnight courier to the Columbus home office branch. Fed Ex was delayed and the home office branch received the certificates on February 15, 2022 and held in a secure location. The certificates were received late in the day and personnel were unable to get all certificates booked same day. The certificates were held in a secure location overnight and sent via overnight courier to National Financial on February 16, 2022.

c) On March 4, 2022, certificate was received in the Niceville branch location and were placed in the Fed Ex drop box after the last Fed Ex pickup. The certificates were received at the Columbus home office branch location on March 8, 2022 and were forwarded to National Financial that same day.

d) On May 13, 2022, certificates were received in the Athens branch location and were placed in the Fed Ex drop box after the last Fed Ex pickup. That caused a delay and the certificates were received in the Columbus home

office branch location on May 17, 2022. The certificates were held in a secure location pending legal documents. Legal documents were received on May 19, 2022 and the certificates were forwarded via overnight courier that same day to National Financial.

e) On June 8, 2022, certificates were received in the Athens branch location and were placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item(s) were received in the home office on June 10, 2022 and sent via overnight courier to National Financial on that same day.

f) On June 9, 2022, certificate was received in the Athens branch location and was sent via overnight courier to the Columbus home office branch location who received on June 9, 2022. The certificate was held in a secure location pending review. The certificate was sent via overnight courier to National Financial on June 13, 2022.

g) One July 15, 2022, certificate was received in the Greenville branch location and was placed in the Fed Ex drop box. Fed Ex was delayed and the home office branch received on July 19, 2022 and sent via overnight courier on that same day to National Financial.

h) On July 27, 2022, certificate was received in the Hodgson Memorial branch location and was placed in the Fed Ex drop box. Fed Ex was delayed and the home office branch received on July 29, 2022 and sent via overnight courier on that same day to National Financial.

Affirmations

On behalf of Synovus Securities, Inc., the undersigned affirm that to the best of their knowledge and belief, this Exemption Report is true and correct.

By: _Angela Wills_____   02/27/2023_____
    Angela Wills, Controller   Date

By: _Leah Kirk_____   02/27/2023_____
    Leah Kirk, Chief Operating Officer   Date

By: _Gene Gunderson_____   02/27/2023_____
    Gene Gunderson, Chief Compliance Officer   Date